Exhibit 99.38

CYBIN INC.

(formerly, Clarmin Explorations Inc.)

CONDENSED INTERIM CONSOLIDATED FINANCIAL

STATEMENTS

For the Three Months Ended October 31, 2020 and 2019 (Unaudited – expressed in Canadian Dollars)

CYBIN INC.

(formerly, Clarmin Explorations Inc.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at October 31, 2020

(Unaudited - expressed in Canadian Dollars)

		October 31,	July 31,
		2020	2020
	Notes	$	$
ASSETS
Current assets
Cash		206,357	232,201
Prepaids and other		3,238	3,661
		209,595	235,862
Total assets		209,595	235,862
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		52,957	30,327
EQUITY
Share capital	5	721,375	721,375
Contributed surplus	5	122,102	122,102
Deficit		(686,839)	(637,942)
Total		156,638	205,535
Total liabilities and equity		209,595	235,862

Organization and nature of operations and going concern (Note 1)

Subsequent events (Note 7)

Approved by the Board of Directors on December 29, 2020

"Eric So"	Director	"Mark Lawson"	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

CYBIN INC.

(formerly, Clarmin Explorations Inc.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For Three Months Ended October 31, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)

	2020	2019
Notes	$	$
Expenses
Professional fees	41,841	12,322
Filing and listing fees	6,508	2,843
Office expenses	548	292
Total expenses	48,897	15,457
Net and comprehensive loss for the period	(48,897)	(15,457)
Basic and diluted loss per share	(0.00)	(0.00)
Weighted average number of shares
outstanding	2,128,295	2,128,295

The accompanying notes are an integral part of these consolidated financial statements

CYBIN INC.

(formerly, Clarmin Explorations Inc.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Three Months Ended October 31, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)

			Contributed
	Number of	Amount	Surplus	Deficit	Total
	shares	$	$	$	$
Balance, July 31, 2019	2,128,295	721,375	122,102	(448,751)	394,726
Net and comprehensive loss for the period	-	-	-	(15,457)	(15,457)
Balance, October 31, 2019	2,128,295	721,375	122,102	(464,208)	379,269
Net and comprehensive loss for the period	-	-	-	(173,734)	(173,734)
Balance, July 31, 2020	2,128,295	721,375	122,102	(637,942)	205,535
Net and comprehensive loss for the period	-	-	-	(48,897)	(48,897)
Balance, October 31, 2020	2,128,295	721,375	122,102	(686,839)	156,638

The accompanying notes are an integral part of these condensed interim consolidated financial statements 4

CYBIN INC.

(formerly, Clarmin Explorations Inc.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended October 31, 2020 and 2019

(Unaudited - expressed in Canadian Dollars)

	October 31,	October 31,
	2020	2019
	$	$
Cash flow provided by (used in)
Operating activities
Loss for the period	(48,897)	(15,457)
Changes in non-cash working capital items
Prepaids and other	423	283
Accounts payable and accrued liabilities	22,630	3,886
	(25,844)	(11,288)
Change in cash during the period	(25,844)	(11,288)
Cash – beginning of the period	232,201	314,323
Cash – end of the period	206,357	303,035

The accompanying notes are an integral part of these condensed interim consolidated financial statements

CYBIN INC.

(formerly, Clarmin Explorations Inc.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended October 31, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)

1.ORGANIZATION AND NATURE OF OPERATIONS AND GOING CONCERN

Cybin Inc. (formerly Clarmin Explorations Inc.) ("Cybin" or the "Company") was incorporated under the Business Corporations Act of British Columbia on October 13, 2016. The Company was engaged in the exploration and evaluation of mineral properties in Canada. On November 5, 2020, Clarmin Explorations Inc. changed its name to Cybin Inc. in connection with the completion of the Transaction. Please see Note 4 (Transaction) to these Financial Statements for details. The Company's head office is located at 5600-100 King Street West, Toronto, ON M5X 1C9

The World Health Organization has declared COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, leading to an economic downturn. The impact on the Company is not currently determinable but management continues to monitor the situation.

These condensed interim consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. At October 31, 2020, the Company had accumulated losses of $686,839 (July 31, 2020 - $637,942) since its inception and expects to incur further losses in the development of its business. The continuation of the Company is dependent upon obtaining necessary financing to meet its ongoing operational levels of exploration and corporate overhead. These events and conditions indicate a material uncertainty that may cast significant doubt upon the Company's ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that financing will be available on terms which are acceptable to the Company. These condensed interim consolidated financial statements do not give effect to any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue its operations as a going concern.

Effective November 5, 2020, the Company completed a common share consolidation on the basis of 6.672 old common shares into one new share. Subsequent to the consolidation, the Company had a total of 2,128,295 common shares outstanding. All shares and per share amounts have been restated to reflect the share consolidation retrospectively.

2.BASIS OF PRESENTATION Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended July 31, 2020, which have been prepared in accordance with IFRS as issued by the IASB.

CYBIN INC.

(formerly, Clarmin Explorations Inc.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended October 31, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)

The Company uses the same accounting policies and methods of computation as in the annual financial statements for the year ended July 31, 2020.

Basis of measurement

The condensed interim consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments which are measured at fair value. The accrual basis of accounting has been applied in preparing the condensed interim consolidated financial statements, except for cash flow information.

Principles of consolidation

On June 26, 2020, 2762898 Ontario Inc. was incorporated, as a wholly owned subsidiary of Cybin and the results of the subsidiary will now be consolidated in the financial statements until the date the Company's control over the subsidiary ceases. These condensed interim consolidated financial statements include the accounts of the Company and its subsidiary listed in the following table:

	Country	of	% Equity Interest as at	July 31,

Name	Incorporation		October 31, 2020	2020
2762898 Ontario Inc.	Canada		100%	100%

Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. All significant intercompany transactions and balances have been eliminated.

3.CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions based on currently available information that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the condensed interim consolidated financial statements and reported amounts of expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual results could differ. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of future periods could be material. In the process of applying the Company's accounting policies, management has made the following estimates, assumptions and judgments which have a significant effect on the amounts recognized in the condensed interim consolidated financial statements:

CYBIN INC.

(formerly, Clarmin Explorations Inc.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended October 31, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)

Critical accounting judgments

(i)Going concern – The assessment of the Company's ability to execute its strategy by funding future working capital requirements involves judgment. Factors considered by management are disclosed in Note 1.

(ii)Income taxes - In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

4.TRANSACTION

On June 26, 2020, the Company entered into an amalgamation agreement, as amended on October 21, 2020 (the "Amalgamation Agreement") with Cybin Corp., a private psilocybin and nutraceutical company, and 2762898 Ontario Inc., a wholly-owned subsidiary of Cybin. The Amalgamation Agreement contemplates the completion of an arm's length business combination by way of a three-cornered amalgamation among the Company, Cybin Corp. and 2762898 Ontario Inc. pursuant to the provisions of the Business Corporations Act (Ontario) (the "Transaction"). Completion of the Transaction resulted in a reverse takeover of the Company by Cybin Corp. on November 5, 2020 (the "Transaction"). The details of the Transaction are disclosed in Note 7 (Subsequent Events).

5.SHARE CAPITAL

a)Authorized: Unlimited common shares without par value. Unlimited preferred shares issuable in series.

The Company did not have any share issuances during the three months ended October 31, 2020 or 2019.

Effective November 5, 2020, the Company completed a common share consolidation on the basis of 6.672 old common shares into one new common share. Subsequent to the consolidation, the Company had a total of 2,128,295 common shares outstanding. All shares and per share amounts have been restated to reflect the share consolidation retrospectively.

b)Escrow shares

On October 31, 2017 the Company entered into an escrow agreement with certain shareholders of the Company and 404,676 common shares of the Company were placed into escrow. As at October 31, 2020, 60,701 (July 31,2020 – 60,701) shares were held in escrow. On November 10th, 2020, upon the common shares of the Company being listed for trading on the NEO Exchange, the remaining common shares held in escrow pursuant to this escrow agreement were released from escrow.

CYBIN INC.

(formerly, Clarmin Explorations Inc.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended October 31, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)

c)Stock options

On August 31, 2017 the Company adopted a stock option plan (the "Stock Option Plan"). As per the Stock Option Plan the Company reserves for issuance up to 10% of the number of the Company's Common shares issued and outstanding at the time such options are granted and the maximum number of common shares reserved for issue to any one individual upon exercise of all stock options held by such individual may not exceed 5% of the issued common shares, if the individual is a director, officer, employee or consultant, or 2% of the issued common shares, if the individual is engaged in providing investor relations services, on a yearly basis. All options granted under the Stock Option plan will expire not later than the date that is ten years from the date that such options are granted. Options terminate as follows: (i) immediately in the event of dismissal with cause; (ii) 90 days from the date of termination other for cause; (iii) one year from the date of death or disability. Options granted under the Stock Option Plan are not transferable or assignable other than by will or other testamentary instrument pursuant to the laws of succession.

On November 5, 2020 the Company adopted a new Equity Incentive Plan (the "EIP"). Under the EIP the Company may grant share based awards to acquire such number of common shares as is equal to up to 20% of the number of the Company's issued and outstanding common shares at the time such awards are granted.

The balance of stock options outstanding and exercisable as at October 31, 2020 and July 31, 2020 and the changes for the periods then ended is as follows:

		Weighted	Weighted
	Number of	Average	Average Life
	Options	Exercise Price	Remaining
	#	$	(years)
Balance, July 31, 2020	202,338	0.67	2.44
Balance, October 31, 2020	202,338	0.67	2.19

As at October 31, 2020, the Company's stock options outstanding were as follows:

	Exercise price	Remaining life Options outstanding and
Expiry Date	$	(years)	exercisable
January 8, 2023	0.67	2.19	202,338

6.RELATED PARTY TRANSACTIONS

There were no related party transactions during the three months ended October 31, 2020 (October 31, 2019 - $nil)

7.SUBSEQUENT EVENTS

The following significant transactions occurred between November 1, 2020 and December 29, 2020:

CYBIN INC.

(formerly, Clarmin Explorations Inc.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended October 31, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)

(a)On November 5, 2020, the Company and Cybin Corp. closed the Transaction, whereby Cybin Corp. completed its reverse takeover of the Company in accordance with the term of the Amalgamation Agreement. Pursuant to the Transaction:

a.The Company continued out of the jurisdiction of the Business Corporations Act (British Columbia) and into the jurisdiction of the Business Corporations Act (Ontario);

b.The Company consolidated its common shares on the basis of 6.672 existing common shares into one new common share;

c.The Company changed its name to Cybin Inc.;

d.The Company's common shares were de-listed from the facilities of the TSX Venture Exchange;

e.Shareholders of Cybin Corp. received one common share in the capital of the Company for each common share of Cybin Corp. held immediately prior to the Transaction; and

f.Outstanding warrants and incentive stock options of Cybin Corp. were exchanged for warrants and incentive stock options of the Company.

(b)On November 10, 2020, in connection with the completion of the Transaction, the common shares of the Company became listed for trading on the NEO Exchange under the trading symbol CYBN.

(c)On November 13, 2020, the Company granted options to purchase up to 500,000 common shares at an exercise price of $0.88 per common share for a period of five years, vesting over a 24-month period, to the Chief Legal Officer of the Company pursuant to the Company's equity incentive plan.

(d)On November 27, 2020, the Company granted options to purchase up to 200,000 Common Shares at an exercise price of $0.91 per share for a period of five years, vesting on April 27, 2021, to a consultant of the Company pursuant to the Company's equity incentive plan.

(e)On December 4, 2020, the Company entered into a contribution agreement with Cybin Corp., Cybin US Holdings Inc., and all of the shareholders (the "Adelia Shareholders") of Adelia Therapeutics Inc. ("Adelia") dated December 4, 2020 (the "Contribution Agreement") to purchase all of the issued and outstanding shares in the capital of Adelia (the "Adelia Transaction"). The Adelia Transaction closed on December 14, 2020. Pursuant to the Contribution Agreement and the support agreement entered into among Cybin U.S. and the Adelia Shareholders (the "Support Agreement"), the Adelia Shareholders received non-voting Class B common shares in the capital of Cybin U.S. (each a "Class B Share"), which are exchangeable for common shares of the Company, on a 10 common shares for 1 Class B Share basis, at the option of the holder thereof, subject to customary adjustments. The Class B Shares issued to the Adelia Shareholders on the closing of the Adelia Transaction are exchangeable for a total of 8,688,330 common shares of the Company. The aggregate value of the Class B Shares to be issued to the Adelia Shareholders on the closing of the Adelia Transaction was $10,773,529 (approximately USD$8.42 million). Under the Contribution Agreement, the Adelia Shareholders are also entitled to Class B Shares upon the occurrence of certain milestones (the "Milestones"), as set out in the Contribution Agreement, which are also exchangeable for common shares of the Company on a 10 common shares of the Company for 1 Class B Share basis. The total value of the Class B Shares issuable pursuant to the Milestones is up to $9,388,046 (approximately US$7.33 million), assuming all Milestones are met prior to the applicable deadlines.

(f)On December 11, 2020, the Company granted options to purchase up to 700,000 common shares at an exercise price of $1.48 per common share for a period of five years, vesting over 24-months, to certain consultants of the Company pursuant to the Company's equity incentive plan.

CYBIN INC.

(formerly, Clarmin Explorations Inc.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended October 31, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)

(g)On December 14, 2020, the Company granted options to purchase up to 2,244,100 common shares at an exercise price of $1.74 per common share for a period of five years, vesting over 24-months, to certain senior officers and consultants of the Company pursuant to the Company's equity incentive plan.

(h)On December 16, 2020, the holders of options to purchase 142,386 common shares at an exercise price of $0.67 per common share exercised their options for aggregate gross proceeds to the Company of $95,399.

(i)On December 22, 2020, a holder of 11,000 common share purchase warrants, exercisable at $0.25 per common share exercised their warrants for aggregate gross proceeds of the Company of $2,750.

(j)On December 22, 2020, a holder of 17,861 common share purchase warrants, exercisable at $0.64 per common share exercised their warrants for aggregate gross proceeds of the Company of $11,430.

(k)On December 28, 2020, the Company granted options to purchase up to 760,000 Common Shares at an exercise price of $1.89 per Common Share for a period of five years, vesting over a 24-month period, to certain directors of the Company and the Company's Chief Financial Officer, pursuant to the Company's equity incentive plan.

(l)As of the date of these Financial Statements the vesting criteria for 2,000,000 share purchase warrants issued by Cybin Corp on June 15, 2020 and exchanged for warrants of the Company in connection with the Transaction are in renegotiations. Any change to the vesting criteria could result in a change in forfeiture rate.